December 24, 2024

Prokopios Tsirigakis
Co-Chief Executive Officer
Stellar V Capital Corp. (Cayman Islands)
230 Park Avenue
Suite 1540
New York, NY 10169

       Re: Stellar V Capital Corp. (Cayman Islands)
           Registration Statement on Form S-1
           Filed December 4, 2024
           File No. 333-283612
Dear Prokopios Tsirigakis:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your revised disclosure regarding your ability to extend your completion window from 18 months to 21 months to complete an initial business combination.
       We also note that your sponsor and affiliates are required to make a loan, within 10 days of the end of the 18-month period if the extension is elected and that the loan may be unrecoverable. Further, we note that you may be required to provide
       additional loans if further extensions are voted on by the shareholders. It appears, from your revised disclosure, that your sponsor and affiliates have, potentially, up to
       40 days beyond the initial or any extended completion date to provide any required loan, given the additional "30-day cure period" referenced in your revised disclosure.
       Please revise your Summary section, on page 1, to define    due date
and    applicable
       deadline    as used regarding the 30-day cure period and extending the completion
 December 24, 2024
Page 2

       window. Also clarify how the 30-day cure period works with any extensions of the completion window(s). Please clarify the impact if the sponsor or affiliates ultimately do not provide the loans and how this affects the cure period. Finally, address how the 30-day cure period and 10-day loan funding period are compatible with the requirement that shareholder funds be returned promptly if you do not complete an initial business combination within the completion window. Additionally, we note on page 116, your disclosure still refers to having 24 months to complete your initial business combination. Please revise to address this discrepancy. Summary
Summary of Risk Factors, page 39

2. We note that you removed summary risk factors that appear to make an investment in you or your offering speculative or risky. Specifically, we note the risks related to the time to complete your business combination, the ability of management to purchase shares which could impact the public float and the ability to complete the combination, the dilution impact on investors, and the competition among SPACs for targets. Please revise to include these summary risks or advise us why they should not be addressed in the summary risk factor section. Please refer to Item 105(b) of
       Regulation S-K.
Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules., page II-2

3. We note that assumption 2.10 in Exhibit 5.1, assumes the due authorization and execution of all documents. This assumption appears overly broad as it relates to the company. Please have counsel revise the opinion as appropriate to exclude the company from this assumption. Refer to Section II.B.3.a of Staff Legal Bulletin No.
       19.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please
 December 24, 2024
Page 3

contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Giovanni Caruso, Esq.